[Letterhead of PSB Holdings, Inc.]

July 15, 2009

Via EDGAR
---------

John P. Nolan, CPA
Senior Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

     Re:  PSB Holdings, Inc.
          Form 10-K for the Fiscal Year Ended June 30, 2008 Form 10-Q for the Quarter Ended September 30, 2008 Form 10-Q for the Quarter Ended December 31, 2008 File No. 000-50-970
          --------------------------------------------------

Dear Mr. Nolan:

     I am responding to the letter from the Securities and Exchange Commission (the "SEC") addressed to PSB Holdings, Inc. (the "Company") dated July 2, 2009 relating to the above-referenced annual report. The Company's responses are named and numbered to correspond with the names and numbers of the comments contained in the letter from the SEC. For your convenience, we have included a copy of the text of your comment above each of the responses.

Form 10-K for the fiscal year ended June 30, 2008
-------------------------------------------------

Non-Performing Assets, page 11
------------------------------

     1. We note commercial loans are evaluated for non-accrual status on a case-by-case basis. Please provide us with the average delinquency of a commercial loan when placed on non-accrual status.

     Loans on non-accrual status as of June 30, 2008 were delinquent an average of 75.2 days when placed on non-accrual status.


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John P. Nolan, CPA
July 15, 2009
Page 2


Form 10-Q for the quarter ended March 31, 2009
----------------------------------------------

Note 8 - Allowance for Loan Losses, Page 13
-------------------------------------------

     2. We note your response to comment two from our letter dated June 3, 2009. Specifically, you state that a current appraisal on collateral securing residential and commercial real estate loans is generally completed within a range of six months to one year of the last appraisal. Please tell use in further detail the alternative procedures performed to monitor these loans between the receipt of an original appraisal and the updated appraisal. Additionally, we note on page 31 of the Form 10-Q there was one commercial loan charge-off for $400,000 during 2009. If this loan was collateral dependent please use it as an example to provide us with a detail discussion and timeline of the process to determine non-accrual status and appraisal date for commercial real estate loans. If this loan was not collateral dependent, please provide us with the following information for your five largest non-accrual commercial real estate loans:

          o Outstanding loan balance and specific allowance for the single loan at 6/30/08 and 9/30/08;
          o    Date of the loan origination and loan term;
          o Number of days past due when the loan was put on non-accrual status; and
          o Date of the last appraisal and deficiency between the last appraisal and the original appraisal.

     With respect to the alternative procedures performed to monitor delinquent loans (between the receipt of an original appraisal and the updated appraisal), a loan officer, or another member of senior management, periodically completes a physical inspection of the subject property. If there is any visible deterioration, an updated appraisal is ordered earlier than would be originally scheduled.

     With respect to the $400,000 commercial loan charge-off described in the Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, such loan relationship was placed on non-accrual status in September 2008 after the loans were five (5) days past due for interest payments. This occurred as a result of a meeting between the borrowers and the Company's management, at which meeting the borrowers indicated that they may not be able to make their future loan payments. A Deed-in-Lieu of Foreclosure transaction took place on December 22, 2008. Because this loan was collateral dependent, an updated appraisal was ordered December 26, 2008 (less than 90 days within the relationship being placed on non-accrual status, as


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John P. Nolan, CPA
July 15, 2009
Page 3


opposed to within 180 days, as permitted by the Company's policies), as a prior appraisal had not been obtained since January 2006.

                                     * * * *

     The Company acknowledges that:

     (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing,

     (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and

     (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We trust that the above information is responsive to the staff's comments. Please direct any additional comments or questions to the undersigned.

                                       Sincerely,

                                       \s\ Robert J. Halloran, Jr.

                                       Robert J. Halloran, Jr.
                                       President and Treasurer


cc:  Thomas Borner, Chairman and Chief Executive Officer
     Ned Quint, Esq.